UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ORGANIC ALLIANCE, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

68618N100
(CUSIP Number)
Ansuman Dube
Thread Master GP, LLC
10880 Wilshire Blvd., Suite 950
Los Angeles, California 90024
(310) 500-2151
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

January 31, 2011
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68618N100
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Thread Master GP, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3. SEC Use Only
4. Source of Funds (See Instructions)	WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
8. Shared Voting Power	9,047,085
9. Sole Dispositive Power	0
10. Shared Dispositive Power	9,047,085
11. Aggregate Amount Beneficially Owned by Each Reporting Person	9,047,085
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)	14.0%
14. Type of Reporting Person (See Instructions)
PN

2 of 8

CUSIP No.	68618N100
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Anshuman Dube
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3. SEC Use Only
4. Source of Funds (See Instructions)	AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
8. Shared Voting Power	9,047,085
9. Sole Dispositive Power	0
10. Shared Dispositive Power	9,047,085
11. Aggregate Amount Beneficially Owned by Each Reporting Person	9,047,085
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)	14.0%
14. Type of Reporting Person (See Instructions)
IN

3 of 8

CUSIP No.	68618N100
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Scott Booth
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3. SEC Use Only
4. Source of Funds (See Instructions)	AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
8. Shared Voting Power	9,047,085
9. Sole Dispositive Power	0
10. Shared Dispositive Power	9,047,085
11. Aggregate Amount Beneficially Owned by Each Reporting Person	9,047,085
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)	14.0%
14. Type of Reporting Person (See Instructions)
IN

4 of 8

ITEM 1.                      SECURITY AND ISSUER.

This Schedule 13D (this “Schedule”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Organic Alliance, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 401 Monterey Street, Suite 202, Salinas, California 93901.

ITEM 2.                      IDENTITY AND BACKGROUND.

This Schedule is filed on behalf of Thread Master GP, LLC, a Delaware limited liability company (“TMGP”), Anshuman Dube (“Dube”), a United States citizen, and Scott Booth (“Booth”), a United States citizen.  This Schedule relates to the securities directly owned by TMGP.  Messrs. Dube and Booth are managers of TMGP and, as a result of their control over the securities held by TMGP, Messrs. Dube and Booth are each deemed to beneficially own the securities of TMGP under Section 13(d) of the Securities Exchange Act of 1934, as amended. TMGP, Dube and Booth are referred to herein as the “Reporting Persons.”

TMGP provides business advisory services.  Dube’s principal occupation is managing director of Theorem Capital, LLC, a California limited liability company that provides business advisory services (“Theorem”),   Mr. Dube also is the managing director of Theorem’s affiliated entities. Booth’s principal occupation is manager of Eastern Advisors Capital Group, LLC, a Delaware limited liability company that serves as an investment manager for certain fund investment vehicles formed for the purpose of investing and trading in a variety of securities and financial instruments.

The business address of TMGP and Booth is 101 Park Avenue, 33rd Floor, New York, New York 10178.  The business address of Dube is 10880 Wilshire Boulevard, Suite 950, Los Angeles, California 90024.

During the last five (5) years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

TMGP acquired the securities of the Issuer with its working capital. The disclosures in Item 4 below are hereby incorporated by reference into this Item 3.

5 of 8

ITEM 4.                      PURPOSE OF TRANSACTION.

Pursuant to that certain Loan Agreement, dated as of November 16, 2010 (the “Loan Agreement”) Theorem, directly or through its assignee, agreed to loan to the Issuer $500,000. On January 18, 2011, Theorem assigned all of its rights and obligations under the Loan Agreement to TMGP pursuant to a Loan Assignment Agreement dated January 18, 2011, and the loan was completely funded on or about February 3, 2011.

In consideration of the loan, the Issuer issued to TMGP a Three-Year Warrant to purchase up to 9,047,085 shares of Common Stock at an exercise price of $0.01 per share (the “Three-Year Warrant”).  The Three-Year Warrant expires on January 31, 2014.

The Issuer also issued to TMGP a Five-Year Warrant to purchase up to 9,047,085 shares of Common Stock at an exercise price to be determined no later than June 30, 2011 (the “Five-Year Warrant”).  The exercise price for the Five-Year Warrant will be calculated based on the price at which the Issuer sells shares of either its Common Stock or preferred stock in a capital raising transaction for aggregate gross proceeds of at least $1,000,000 by or before June 30, 2011 (the “Stock Sale”).  If there has been no Stock Sale by June 30, 2011 or if an “Event of Default” as defined under the Loan Agreement occurs, the exercise price will be set at or reduced to $0.01 per share.  The Five-Year Warrant is exercisable commencing on the date that the exercise price is established and expires upon the earlier of: (i) the fifth anniversary of the date that the exercise price has been established, or (ii) June 30, 2016.

To the actual knowledge of the Reporting Persons, the Issuer does not currently have any commitments for a Stock Sale within the next 60 calendar days.  Accordingly, the shares of Common Stock issuable upon exercise of the Five-Year Warrant have not been included in the beneficial ownership calculation of the Reporting Persons.

The Reporting Persons do not have any plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

The disclosures in Item 4 above are incorporated by reference into this Item 5.

As of the date of this filing, TMGP directly owns the Three-Year Warrant to purchase up to 9,047,085 shares of Common Stock and the Five-Year Warrant to purchase up to 9,047,085 shares of Common Stock (the Five-Year Warrant is not currently exercisable and is not expected to be exercisable within the next 60 days).  Based on the assumption that the Issuer has 55,674,374 shares of Common Stock outstanding, which is the number of shares reported to be outstanding on the Issuer’s Information Statement filed with the Securities and Exchange Commission on November 15, 2010, the Reporting Persons beneficially own 14.0% of the Issuer’s outstanding shares of Common Stock.

6 of 8

Dube and Booth share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of the Issuer’s securities held by TMGP.  Aside from the transactions described in Item 4 of this Schedule, neither Reporting Person has purchased or sold any Common Stock of the Issuer in the 60 days prior to this filing.

To the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The disclosures in Item 4 above are incorporated by reference into this Item 6.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS.

99.1	Loan Agreement, dated as of November 16, 2010, by and between Organic Alliance, Inc. and Theorem Capital, LLC. *

99.2	Loan Assignment Agreement, dated January 18, 2011, by and among Organic Alliance, Inc., Theorem Capital, LLC and Thread Master GP, LLC.

99.3	Three-Year Warrant, dated as of January 31, 2011. *

99.4	Five-Year Warrant, dated as of January 31, 2011. *

99.5	Agreement of Joint Filing, by and among the Reporting Persons.

* Incorporated by reference to the Current Report on Form 8-K filed by Organic Alliance, Inc. with the Securities and Exchange Commission on March 15, 2011.

7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2011 THREAD MASTER GP, LLC By: /s/ Anshuman Dube Anshuman Dube, Manager
Dated: March 15, 2011 /s/ Anshuman Dube ANSHUMAN DUBE
Dated: March 15, 2011 /s/ Scott Booth SCOTT BOOTH

 8 of 8